		James M. Halley Q.C., 2	Derek J. Mullan, Q.C.	R. Stuart Wells
		M. Douglas Howard	W.W. Lyall D. Knott, Q.C.	William A. Ruskin, 1
		Patrick A. Williams	Alexander Petrenko	Bernard Pinsky, 5
		Roy A. Nieuwenburg	William C. Helgason	William D. Holder
		Nigel P. Kent, 1	Douglas W. Lahay	David W. Kington
		Diane M. Bell	Anne L.B. Kober	R. Brock Johnston
		Neil P. Melliship	Kenneth K.C. Ing, 13, 14	Darren T. Donnelly
		Mark S. Weintraub	Kevin J. MacDonald	Don C. Sihota
		R. Barry Fraser	James A. Speakman	Ethan P. Minsky, 7, 8, 10
		Brock H. Smith	Nicole M. Byres	Peter Kenward
		D. Lawrence Munn, 9	John C. Fiddick	R. Glen Boswall
		Virgil Z. Hlus, 5	Stewart L. Muglich, 9	Samantha Ip
		Jonathan L.S. Hodes, 1, 6	Gwendoline Allison	Mark J. Longo, 3
		Aaron B. Singer	L.K. Larry Yen, 11	Amy A. Mortimore
		Jane Glanville	Richard T. Weiland	Allyson L. Baker, 3
		Warren G. Brazier, 5	Veronica P. Franco	Krista Prockiw
		Jeffrey F. Vicq, 4	Brent C. Clark	Conrad Y. Nest, 11
		C. Michelle Tribe	James T. Bryce	Jonathan C. Lotz, 9
		Cam McTavish	Lisa D. Hobman	Valerie S. Dixon
		Satinder K. Sidhu	Tasha L. Coulter	Kari Richardson
		Vikram Dhir, 1	Adam M. Dlin	Marta C. Davidson
		Rina J. Jaswal	Sarah W. Jones	Michal Jaworski
Reply Attention of	Ethan P. Minsky	Jun Ho Song, 5, 9, 12	Shauna K.H. Towriss	Anna D. Sekunova
Direct Tel.	604.643.3151	Kyle M. Wilson	Kristine P. All	Pratibha Sharma
EMail Address	epm@cwilson.com	Angela M. Blake	Seva Batkin	David A. Hunter
Our File No.	33630-0001 / CW3076689.1	Matthew R. Ely

Associate Counsel: Michael J. Roman

Certain lawyers have been admitted to practice in one or more of the following jurisdictions as indicated beside each name:

	Canada	United States	International
	1 Alberta	5 California	13 Hong Kong
	2 Manitoba	6 Colorado	14 United Kingdom
	3 Ontario	7 District of Columbia
	4 Saskatchewan	8 Florida
December 11, 2009		9 New York
10 Virginia
11 Washington
12 Nevada

BY EDGAR AND BY FAX

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-4561
USA

Attention:	Anne Nguyen Parker
Branch Chief
- and -
Sean Donahue

Dear Sirs/Mesdames:

Re:	Manas Petroleum Corporation
Registration Statement on Form S-1
Filed July 30, 2009
File No. 333-160917

Form 10-K/A for the Fiscal Year Ended December 31, 2008
Filed July 23, 2009

     Thank you for your letter of November 18, 2009 with respect to the above-noted filings by Manas Petroleum Corporation (the "Company" and “Registrant”). For your ease of reference, our responses are numbered in a manner that corresponds with your comments.

HSBC Building 800 – 885 West Georgia Street Vancouver BC V6C 3H1 Canada Tel.: 604.687.5700 Fax: 604.687.6314 www.cwilson.com
Some lawyers at Clark Wilson LLP practice through law corporations.

Registration Statement on Form S-1

General

1.	We will not be able to accelerate the effectiveness of your Form S-1 until you have cleared comments on your Form 10-K and related filings.

The Registrant notes the Staff's comment.

Form 10-K/A for the Fiscal Year Ended December 31, 2008

General

2.

We have considered your response to our prior comment number two in our letter of August 27, 2009. We do not agree with your conclusions. The words “developed” and “exploration” have very specific meanings under Rule 4-10 of Regulation S-X and Industry Guide 2 to describe certain types of costs and wells. These terms are further defined in Statement of Financial Accounting Standards 19, paragraphs 16- 22. The Staff believes the use of the word “development” could therefore be interpreted to mean the Registrant has established proven reserves. Since you do not disclose any reserves as defined by Guide 2, please remove the terms develop, development or production throughout your document, and replace this terminology, as needed, with terms such as explore, exploration, or exploration stage. We reissue our prior comment number two.

As discussed in the conference call on December 2, 2009 between you, the Registrant’s CFO and the Registrant’s current auditors, we agree that the term development stage might be interpreted as the Company having proven resources and will use the term “exploration stage” on a prospective basis, including the Form S-1 under review. We will also disclose clear definitions of the terms development stage and exploration stage in future filings.

Notes to Consolidated Financial Statements

Note 11 – Contingently Convertible Loan, page 10

3.

We have considered your response to our prior comments number five and six. We do not agree with your conclusion that the Participation Liability should be recorded for the reasons you suggest as these circumstances do not appear to fall within the scope of Statement of Financial Accounting Standards (SFAS) 5. We agree with your statement that the allocation of proceeds between the convertible debt and eight percent interest transferred would be performed on a relative fair value basis. However, in your response, you state determining the fair value of the interests is difficult. Paragraphs 28 and 208 of SFAS 19 discuss considerations in assessing fair value of unproved properties for impairment. Please tell us the items you considered when determining the fair value of Blocks XII and XIV at the date of issuance of the convertible loan.

The Registrant obtained the licenses for Blocks XIII and XIV from the Mongolian government in exchange for a commitment to a work plan which sets out the required level of exploration in 3 separate phases and the timeframe for completion of these phases. No signature bonus or other consideration was paid in exchange for the granting of the licenses. If the work plan is not adhered to the licenses will be forfeit for no consideration.

Blocks XIII and XIV are exploration areas with no proven, probable or possible reserves currently identified. The Registrant granted an 8% interest to the lender on August 18, 2008 prior to the commencement of any exploration activity on the Blocks.

The loan agreements contain the following clause – “7.1 As a bonus payable by Manas to the Lender, upon delivery by the Lender to Manas of the Principal Amount, Manas shall hold in trust for the benefit of the Lender 4% for each $1,000,000 advanced under this Loan, of its interest in Mongolia Lots 13 and 14. Furthermore, Manas will fully carry the obligations of the Lender in the Mongolia Lots 13 and 14 through all phases (Phase1, Phase 2 & Phase 3) of the work program.”

Since no exploration work had been performed on Blocks XIII and XIV until August 18, 2008 (in effect the licenses were officially granted to the Registrant on April 21, 2009) the Registrant estimated the fair value of the 8% interest based on the expected costs of completion of the probable phases (i.e. phase 1) of the work plan i.e. this was the financial commitment that the Registrant was prepared to make in exchange for the right to conduct exploration on these Blocks. The Registrant considered that the value attributable to the Phases 2 and 3 of the work program, which are only undertaken if Phase 1 is successful, is not significant given the high degree of uncertainty as to whether these subsequent phases will be undertaken. Consequently, the Registrant recorded an amount of $320,000, which is 8% of the Phase 1 commitment of $4,000,000, as a participation liability.

Usually, you would determine the fair value by calculating future discounted cash flows based on a reserve report as issued by an engineer. Projected future crude reserves that could be probable, possible or proven would be extended at current market prices and discounted to the present. However, no such reports of Blocks XIII and XIV in Mongolia exist and therefore the value was determined as described above. The Registrant believes that, if it had a report on those unproven resources, a probability assessment as described above would result in a fair value of less than 8% of the costs to be incurred for the completion of phase 1. Hence, the exposure was limited to $320,000 which was considered within an acceptable range and materially correct.

The Registrant should have applied the relative fair value method to account for the convertible loan but has determined that the difference between the amount allocated to the convertible debt and the relative fair value of the convertible debt is immaterial.

4.

We have reviewed your response to our prior comment seven and remain unclear as to how you determined the value of the conversion option of your convertible debt was zero at the time of issuance. Please tell us the model used to determine the fair value of this option at its issuance date and subsequent reporting dates. In your response, describe the inputs to the model and any other estimates used in determining fair value at issuance and each reporting date.

The Registrant initially accounted for the conversion option of the contingently convertible loan at a fair value of zero, arguing that the loan is only convertible in connection with a public offering and the conversion price is the share price on that date. Since the exercise price is the same as the market price this would have no value to a third party who could otherwise acquire the shares on the open market for the same price.

However, during the preparation of the interim financial statements for the quarter ended March 31, 2009 the Registrant determined that it should have accounted for the contingently convertible loan in accordance with SFAS No 150 Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. The conclusion was reached based on the following literature:

FAS150 paragraph 12 states:

“Certain Obligations to Issue a Variable Number of Shares

A financial instrument that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares shall be classified as a liability (or an asset in some circumstances) if, at inception, the monetary value of the obligation is based solely or predominantly on any one of the following:

a. A fixed monetary amount known at inception (for example, a payable settleable with a variable number of the issuer’s equity shares)

b. Variations in something other than the fair value of the issuer’s equity shares (for example, a financial instrument indexed to the S&P 500 and settleable with a variable number of the issuer’s equity shares)

c. Variations inversely related to changes in the fair value of the issuer’s equity shares (for example, a written put option that could be net share settled).”

The loan was accounted for as a liability in accordance with FAS 150 because the financial instrument embodies a conditional obligation that the Company must or may settle by issuing a variable number of equity shares and the monetary value of the obligation is based on a fixed monetary amount known at inception, which corresponds to the face value of the loan.

Due to the fact that the accounting for the contingently convertible loan should have been in accordance with FAS 150, the Registrant came to the conclusion that the conversion option does not constitute an embedded conversion option that needs to be bifurcated and as such the liability reflects the combined value of the loan and the conversion option.

Although SFAS 150 should have been followed this would not cause a change in the accounting for prior periods.

Note 13 – Private Placement, page 11

5.

We have considered your response to our prior comments number eight and nine. We do not agree with your conclusion that the Participation Liability should be recorded for the reasons you suggest as these circumstances do not appear to fall within the scope of SFAS 5. We agree with your statement that the allocation of proceeds between the equity interests issued and eight percent interest transferred would be performed on a relative fair value basis. However, in your response, you state determining the fair value of the interests is difficult. Paragraphs 28 and 208 of SFAS 19 discuss considerations in assessing fair value of unproved properties for impairment. Please tell us the items you considered when determining the fair value of Blocks XII and XIV at the date of the private placement.

Please refer to the Registrant's response to comment 3, above.

Closing Comments

     We look forward to any further comments you may have with respect to our response. Should you have any questions, please do not hesitate to contact the writer directly at 604.643.3151.

Yours truly,

CLARK WILSON LLP

Per: /s/ Ethan P. Minsky

Ethan P. Minsky

EPM/epm
Encl.

cc:	Manas Pe troleum Corporation
Attn:	Ari Muljana, CFO